UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2010

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

SOM 2 Bld., Floor 2, Claude Debussylaan 15, 1082 MC, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: November 15, 2010

	By:	/S/ ALEXANDER IZOSIMOV
	Name:	Alexander Izosimov
	Title:	Chief Executive Officer

VIMPELCOM LTD.

Claude Debusseylaan 15, 1082 MC Amsterdam, the Netherlands

VIMPELCOM ANNOUNCES PAYMENT OF AN INTERIM

DIVIDEND

Amsterdam and New York (November 15, 2010) – VimpelCom Ltd. (“VimpelCom” or the “Company”) (NYSE: VIP), a leading international provider of telecommunications services, announced that today its Supervisory Board declared the payment of an interim dividend of US$0.46 per American depositary share (“ADS”) amounting to a total interim dividend payment of approximately US$600,000,000. Each ADS represents one common share. The interim dividend is being paid in accordance with VimpelCom’s dividend policy and takes into account the results of the Company’s Russian subsidiary, OJSC “Vimpel-Communications”, for the last three months of 2009.

The record date for the Company’s shareholders entitled to receive interim dividends has been set for November 29, 2010. The Company will make appropriate tax withholdings of up to 15% when the dividend is paid to the Company’s ADS depositary, The Bank of New York Mellon. The dividend will be paid by the Company before December 31, 2010.

Commenting on today’s announcement, Alexander Izosimov, Chief Executive Officer of VimpelCom, said, “We are pleased to announce this interim dividend, which underscores our commitment to the payment of regular and meaningful dividends to our shareholders. The strength and consistency of our cash flows allows us the financial flexibility to continue returning value to shareholders, while investing in the longer-term growth and development of our business.”

VimpelCom Ltd. consists of telecommunications operators providing voice and data services through a range of wireless, fixed and broadband technologies. The VimpelCom Ltd. group is headquartered in Amsterdam and has operations in Russia, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Georgia, Armenia, Kyrgyzstan, Vietnam and Cambodia, covering territory with a total population of about 345 million. As of June 30, 2010, the VimpelCom Ltd. group had a total of 89.4 million mobile subscribers and US$2.64 billion of net operating revenues. VimpelCom Ltd. operating companies provide services under the “Beeline” and “Kyivstar” brands. VimpelCom Ltd.’s ADSs are listed on the New York Stock Exchange under the symbol “VIP”.

For more information, please contact:

Alexey Subbotin VimpelCom Tel: +31 (0)20 79 77 200 (Amsterdam) Tel: + 7 495 974-5888 (Moscow) Investor_Relations@vimpelcom.com	Mateo Millett FD Tel: 1-617 897-1533 mateo.millett@fd.com